Exhibit (a)(5)(C)

February 19, 2025

Press release

Stryker completes acquisition of Inari Medical, Inc., providing entry into the high-growth peripheral vascular segment

PORTAGE, Mich. – February 19, 2025 – Stryker (NYSE: SYK), a global leader in medical technologies, announced today that it has completed the acquisition of Inari Medical, Inc. (NASDAQ: NARI), a company that provides innovative solutions for venous thromboembolism (VTE) clot removal without the use of thrombolytic drugs. The addition of Inari brings an established peripheral vascular position to Stryker in the fast-growing VTE segment.

“The acquisition of Inari Medical marks a significant milestone in expanding our interventional endovascular portfolio,” said Kevin Lobo, Chair and Chief Executive Officer, Stryker. “We look forward to welcoming the talented Inari team to Stryker and working together to improve outcomes for patients worldwide.”

Inari’s product portfolio is highly complementary to Stryker’s Neurovascular business and includes two novel mechanical thrombectomy solutions—the FlowTriever System for the treatment of pulmonary embolism and the ClotTriever System for thrombectomy in the peripheral vessels—as well as emerging therapies.

Completion of Tender Offer and Merger

The previously announced cash tender offer for all of the outstanding shares of common stock of Inari for $80.00 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, by Eagle 1 Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Stryker, expired at one minute after 11:59 p.m., Eastern Time, on February 18, 2025. Equiniti Trust Company, LLC, the depository for the tender offer, has advised Stryker that 48,504,444 Inari shares (excluding shares tendered by notice of guaranteed delivery for which certificates have not yet been “received”), representing approximately 81.69% of the outstanding shares of Inari common stock, were validly tendered pursuant to the tender offer and not properly withdrawn prior to the expiration time. All of the conditions to the consummation of the tender offer have been satisfied, and on February 19, 2025, Merger Sub accepted for payment, and will promptly pay for, all shares validly tendered pursuant to the tender offer and not properly withdrawn.

Following completion of the tender offer, Stryker completed the acquisition of Inari on February 19, 2025 through a merger pursuant to the Agreement and Plan of Merger, dated as of January 6, 2025, among Stryker, Merger Sub and Inari. In connection with the merger, each share of Inari common stock (other than shares owned by Inari or any subsidiary of Inari, shares owned by Stryker, Merger Sub or any subsidiary of Stryker, shares irrevocably accepted for purchase in the tender offer, and shares held by stockholders of Inari who have properly demanded and perfected the right to appraisal under Delaware law with respect to such shares) has been converted automatically into the right to receive the same consideration payable pursuant to the tender offer of $80.00 per share, net to the seller in cash, without interest and subject to any applicable tax withholding. Upon completion of the merger, Inari became a wholly owned subsidiary of Stryker. Shares of Inari ceased trading prior to the open of the market on February 19, 2025 and will be delisted from the Nasdaq Global Select Market.

About Stryker

Stryker is a global leader in medical technologies and, together with our customers, we are driven to make healthcare better. We offer innovative products and services in MedSurg, Neurotechnology and Orthopaedics that help improve patient and healthcare outcomes. Alongside our customers around the world, we impact more than 150 million patients annually. More information is available at www.stryker.com.

Contacts

For investor inquiries please contact:

Jason Beach, Vice President, Finance and Investor Relations at 269-385-2600 or jason.beach@stryker.com

For media inquiries please contact:

Yin Becker, Vice President, Chief Corporate Affairs Officer at 269-385-2600 or yin.becker@stryker.com

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